FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant’s name into English)

#800 - 850 West Hastings Street Vancouver, BC, Canada V6C 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDEAVOUR SILVER CORP.

Date: January 26, 2007	By: /s/ Philip Yee Philip Yee Chief Financial Officer

NEWS RELEASE

Endeavour Silver Corp. Lists on the American Stock Exchange

Trading Symbol “EXK”

January 26, 2007 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX and EJD: DBFrankfurt) announces that its common shares have been approved for listing on the American Stock Exchange (“AMEX”) effective at the opening of trading on January 29, 2007. The AMEX listing approval is contingent on the Company being in compliance with all applicable listing requirements on the date that it begins trading and may be rescinded if the Company is not in compliance with such standards.

The Company will trade on AMEX under the symbol “EXK”, and continues to trade on the TSX under the symbol “EDR” and the Deutsch Bourse Frankfurt under the symbol “EJD”.

Endeavour’s Chairman, Bradford Cooke, commented, “We are pleased to see that Endeavour has been approved for trading on the American Stock Exchange. Endeavour already has a strong shareholder base in the USA and listing on Amex can only help to increase our visibility and liquidity within the investment community.”

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. Company management believes that the expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.

Per:

/s/ “Bradford J. Cooke”

Bradford J. Cooke

Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.